Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People’s Republic of China, 528447

October 6, 2010

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:
Home System Group
Form 10-K for the year ended December 31, 2009
Filed March 29, 2010

Form 10-Q for the period ended March 31, 2010
Filed May 17, 2010

Form 10-Q for the period ended June 30, 2010
Filed August 16, 2010

File No. 000-49770

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Home System Group (the “Company”) dated August 20, 2010 (“Comment Letter”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 1.  Our Business, page 1

Our Major Customers, page 4

Staff Comment 1.  You disclose that, during 2009, Zhongshan City Heng Bao Trading Co., Ltd and Waiyi (HK) Limited accounted for approximately 62% and 32% of your annual sales, respectively.  Please file your agreements with these two customers as exhibits or tell us why you do not believe you are required to file them under Regulation S-K Item 601(b)(10).

Response:  The Company does not have any long-term purchase contracts with these customers.  These customers purchase product from the Company pursuant to written purchase orders issued to the Company by these customers throughout the year.  Because the Company accepts these purchase orders in the ordinary course of its business and the amounts represented by individual purchase orders are not material, the Company does not believe that it is required to file the individual purchase orders as exhibits to its periodic reports.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

Regulation, page 6

Staff Comment 2.  You disclose that Home System is a Foreign Invested Enterprise (FIE).  Please also disclose whether your PRC subsidiaries are wholly foreign-owned enterprises (WFOEs).  If so, please describe the regulations that apply to WFOEs and discuss whether you and your subsidiaries are in compliance with the regulations, including having the appropriate business licenses.  Explain how PRC regulations impact how you conduct business and acquire other PRC companies.

Response: Please note that the Company’s PRC subsidiaries are not “WFOEs.” The Company discusses PRC regulations, and what risks these regulations represent to the Company’s operations, in the “Risk Factors” section of the 2009 10-K on page 11. In the business section of future filings the Company will refer readers to these PRC regulatory risk factors.

Item 2, Properties, page 16

Staff Comment 3.  Please file all of your material lease agreements as exhibits.  See Regulation S-K Item 601(b)(10)(ii)(D).

Response: The Company intends to file the following material lease agreements as exhibits to an amendment to the Form 10-K for the year ended December 31, 2009 (the “10-K Amendment”).

1.	Well Profit’s production facilities totaling 304,450 square feet in Zhongshan, China for approximately $42,000 per month, subject to a five-year lease scheduled to expire on August 31, 2013.

2.	Weihe’s production facilities totaling 442,045 square feet in Zhongshan, China for approximately $34,000 per month, subject to a three-year lease scheduled to expire on June 30, 2012.

The Company intends to file the 10-K Amendment with the SEC after the Staff informs the Company it has no further comments on the matters contained in the Comment Letter.

Item 7.  Management’s Discussion and Analysis of Financial Condition..., page 18

Staff Comment 4.  Please clarify and quantify if possible the extent to which changes in your results of operations are due to your decision to manufacture fewer products versus receiving fewer orders for particular products.

Response: Home System Group is an export oriented original equipment manufacturer. We receive orders from our customers to manufacture products or components under the customer's brand name. We manufacture products solely based on purchase orders that we receive and accept.  Our management may elect to accept or reject orders based on the expected profit margin of the order and our current available production capacity.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

As stated on page 20 of our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”): “In 2008, due to the downturn of international economy, the orders from international customers for barbeques grills decreased dramatically.” This, together with escalated raw material prices, resulted in operating losses from the production of barbeque grills. As a result, the Company deemphasized the production and sale of barbeque grills, which we disclosed in the Management’s Discussion and Analysis of Financial Condition (“MD&A”) discussion of the 2009 10-K.  While it is not possible to separately quantify the impact of fewer orders and management's decision to focus on other products, we believe that our description in the 2009 10-K MD&A correctly indicated that the decline in customer orders was the primary cause of the change in the Company's results of operations.

Staff Comment 5.  Please clarify your discussion of the changes in revenues from 2008 to 2009.  In this regard, please clarify where the $25,347,020 increase in revenues for fans and lamps in 2009 is reflected in the table at the bottom of page 19, which shows an increase of only $10,042,110 in other home appliances.  Also discuss why you sold approximately $10 million of raw material in 2008.

Response: Revenues attributable to fans and lamps are included in the "other home appliances" segment set forth in the table at the bottom of page 19 of the 2009 10-K. Revenues in this segment in 2009 were $44,162,859, an increase of $10,042,110 from $34,120,749 in 2008. As described in the 2009 10-K, the increase in 2009 revenues was comprised of an increase in sales of fans and lamps of $25,347,020 as a result of the acquisition of Weihe, which occurred in October 2008, partially offset by a decrease in sales of raw materials of approximately $10 million and a decrease in sales of other home appliances of approximately $5.3 million, due to the general weakness in the sale of other home appliances.  The following table sets forth the calculation of the change in "Other home appliances" revenues in 2009 as compared to 2008:

$25.3 million	Revenues from sales of fans and lamps
(10.0) million	Decrease in raw material sales
(5.3) million	Reduced sales in other home appliances
$10.0 million	Net segment revenue increase

In the fourth quarter of 2008, the Company sold approximately $10 million of raw material, consisting of 12,439 tons of cold rolled stainless steel coils.  Cold rolled stainless steel coils are mainly used in the production of barbeque grills.  In late 2008, during the economic downturn, the Company bought additional cold rolled stainless steel coils from existing vendors at an advantageous price, which the Company sold at a profit.

Management’s Discussion and Analysis of Financial Condition and results of Operations

Staff Comment 6.  We note that goodwill comprises 28% of your total assets as of December 31, 2009.  In light of the significance of your goodwill balance, it appears that you should address the critical estimates involved in estimating the fair value of your reporting units.  The disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill.  For each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

•
Discussion of the degree of uncertainty associated with the key assumptions used in estimating fair value.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that your reporting unit is not at risk of failing step one of the goodwill impairment test.

Please provide us with the proposed disclosures you intend to include in your next Form 10-Q to comply with the above comment on impairment testing of goodwill.

Response: The goodwill of $25 million reflected on the Company's balance sheet as of December 31, 2009 resulted from the acquisition of Asia Forever in 2008.  The test for impairment of this goodwill resulted in a valuation that was substantially (more than double) in excess of the carrying value of the goodwill.  In future filings, if the impairment test continues to reflect a valuation substantially in excess of the carrying value, the critical accounting policies and estimates section of the MD&A will indicate that this unit is not at risk of failing step one of the goodwill impairment test.

Liquidity and Capital Resources, page 24

Staff Comment 7.   Please disclose the material terms of your debt and file all material debt agreements as exhibits.

Response: As reported in the 2009 Form 10-K, the Company has historically generated cash from operations and short-term borrowings.   The table below sets forth the Company's short-term borrowings at June 30, 2010 and December 31, 2009, which are derived from Note 11 of the 2009 10-K and Note 8 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010:

Name of Institution	Interest Rate	Term	Balance At June 30, 2010	Balance At December 31, 2009
Standard Chartered Bank	7.74%	120 days	$ 97,474	$ 96,942
China Construction Bank Zhongshan Branch	7.74%	120 days	5,638,728	1,966,759
China Construction Bank Zhongshan Branch	2.49%	July 2, 2010	2,912,427	2,896,517
Industrial and Commercial Bank of China	7.74%	120 days	2,554,251	3,194,680
Industrial and Commercial Bank of China	4.86%	July 1, 2010	1,767,071	--
CITIC Bank	5.84%	Sept. 10, 2010	2,945,118	2,929,030
CITIC Bank	5.84%	June 9, 2010	--	1,464,513
Total:			$15,915,069	$ 12,548,441

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

The Company enters into short-term borrowing arrangements to fund its working capital requirements in the ordinary course of its business.  The amounts due under these short-term obligations at June 30, 2010 ranged from less than $100,000 to $5.6 million, compared to total assets of $106.6 million.  Because the Company enters into short-term borrowing arrangements in the ordinary course of its business and the individual amounts borrowed under such agreements are not material, the Company does not believe that the agreements representing these loan arrangements are material and, therefore, these agreements do not need to be filed as exhibits to its periodic reports.  Notwithstanding the foregoing, in future filings, the Company will disclose its short-term borrowings in the Liquidity and Capital Resources section of its MD&A.

At June 30, 2010, the Company had two long-term loans outstanding, each approximately $1.5 million and in the aggregate amount of approximately $3.0 million.  As of December 31, 2009, there was one long-term loan outstanding of approximately $1.5 million.  In future filings, the Company will disclose its long-term borrowings in the Liquidity and Capital Resources section of its MD&A.  Notwithstanding the foregoing, the Company does not believe that these loan arrangements are material and, therefore, does not believe the agreements representing these arrangements are required to be filed as exhibits to its periodic reports.

Staff Comment 8.  We note that you had advances from a stockholder or stockholders of $3,174,756 in 2009.  Disclose the material terms of the advances and discuss why you are obtaining advances from stockholders.  If the stockholders are affiliates, identify the stockholders.  Discuss the extent to which you have been, and may in the future be, relying on stockholders advances to fund your operations or liquidity and capital resources.

Response: The following table, derived from Note 14 of our financial statements included in the 2009 10-K, sets forth the amounts owed to Company stockholders at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Due to stockholder unsecured and non interest bearing	$3,979,971	$2,174,573
Due to stockholder with interest 7.844%	1,369,358	-
Total Amount	5,349,329	2,174,573
Less: Current portion	4,040,896	1,574,573

Due to stockholder under non-current liabilities	$1,308,433	$600,000

The foregoing table represents the following transactions:

During 2008 and 2009, the Company borrowed funds from a stockholder to pay operating expenses incurred in the United States. The Company does not have a U.S. dollar disbursement account and obtaining foreign exchange in China can be a time consuming process.  At December 31, 2009, the Company owed $3,979,971 to this stockholder.  During the six months ended June 30, 2010, the Company borrowed an additional $1,323,343 from this stockholder, increasing the aggregate indebtedness to this stockholder to $5,303,314.  As disclosed in Footnote 11 to the Company's consolidated financial statements for the period ended June 30, 2010 included in the Company's Quarterly Report on Form 10-Q, a portion of this debt in the amount of $3,953,462 was converted into equity pursuant to a Note Conversion Agreement. This stockholder is not an affiliate of the Company.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

On May 14, 2009, the Company borrowed $1,369,358 from Mr. Cheung Kinwai, a member of the Company's board of directors and a stockholder.  The loan bears interest at the rate of 7.844% per year and is due on May 14, 2014. The Company is required to make monthly principal and interest payments of approximately $29,280. As of December 31, 2009, the remaining principal amount owed was $1,369,358, with a principal amount of $248,049 due within twelve months.

In the first part of 2009, the Company determined that the cash required to fulfill the repayment schedule for the Notes payable incurred as result of the 2008 Asia Forever acquisition was such that it felt  it was prudent to acquire additional liquidity, which was provided to the Company by two of its shareholders.  While the Company has significantly reduced the amount outstanding on these Notes to $2.8 million (due June, 2011), and conducted an Equity for Debt swap that converted a total of $17.5 million of debt into equity, in the future the Company may periodically access funding from its shareholders, if available to fund its growth.  The Company will note this in its Liquidity and Capital Resources section of its MD&A in future filings.

Item 9A(T).  Controls and Procedures, page 26

Staff Comment 9.  Please note that you must disclose both your principal executive officer’s and principal financial officer’s conclusion whether your disclosure controls and procedures were effective as of the end of the period covered by the report.  While you have disclosed your CEO’s conclusion, you have not disclosed your CFO’s conclusion.  Please advise and revise.

Response: At the time of the filing of the 2009 10-K both the Company’s principal executive officer’s and the principal financial officer’s concluded that the Company’s disclosure controls and procedures were effective during the end of the period covered by the 10-K.  The omission of the CFO’s conclusion in the 2009 10-K was inadvertent.

Part III

Item 10.  Directors and Executive Officers of the Registrant, page 41

Staff Comment 10.  Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company’s business and structure.  Please revise to include this expanded disclosure on a director-by-director basis.

Response: The 10-K Amendment will describe, on a director-by-director basis, a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of the Company’s business and structure as follows:

Mr. Li was selected as a director because of his more than 20 years experience in product design, research and development, production, management and international trade negotiations.

Mr. Cheung was selected as a director because of his intensive knowledge of the Company’s current and historical operations.

Mr. Zhu was selected as a director because of his experience serving in leadership positions at CEC and his proficiency in accounting matters.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

Mr. Chen was selected as a director because of his experience serving in financial reporting positions at a US publicly traded company with operations in China.

Mr. Xiao was selected as a director because of his knowledge of accounting principles, as demonstrated by his education and current career serving as a director of a Chinese public accounting firm.

Staff Comment 11.  We note that from your bylaws that directors shall be elected by plurality vote at the annual meeting of the stockholders.  However, based on the disclosure contained in information and proxy statements filed by the company, it does not appear that the company has held an annual meeting for several years.  Please advise and disclose how this is consistent with Nevada law and your bylaws.  Disclose whether you intend to hold annual meetings of shareholders and, if so, when you intend to begin doing so.  If not, disclose the potential impact on the company of violating your bylaws, and, if applicable, Nevada law.

Response: The Company is not currently in compliance with Nevada law or the Company’s bylaws in respect to holding an annual meeting to elect directors.  As a result, shareholders holding 15% of the voting power of the Company may apply to Nevada’s district court to order the Company to hold an annual meeting.  The Company will disclose the above language in Item 10 of the 10-K Amendment.  The Company is currently applying to list its shares on a national exchange.  Once the listing is approved, the Company is planning on holding an annual meeting in accordance with the exchange’s rules.

Staff Comment 12.  Please provide the disclosure required by Item 407(a) regarding the standards and definitions you used to determine that certain of your directors are independent.

Response: The Company will disclose the disclosure required by Item 407(a) on Item 10 of the 10-K Amendment.  Specifically the disclosure will indicate that the Company used the standards and definitions from the NASDAQ Stock Market to determine that certain of the Company’s directors are independent.

Staff Comment 13.  Please provide the disclosure required by Regulation S-K Item 407(e)(5) regarding whether you have an audit committee financial expert serving on your audit committee.

Response:  The Company will provide the disclosure required by Item 407(e)(5) in Item 10 of the 10-K Amendment.  Specifically, the disclosure will indicate that the board of directors has determined that Mr. Xiao Yidong is the audit committee financial expert serving on the Company’s audit committee.

Item 12.  Security Ownership of Certain Beneficial Owners...,page 33

Staff Comment 14.  Please disclose the natural person(s) who have voting or investment control over the company’s shares held by Total Shine Group Ltd. and Arjuno Investment Ltd.

Response: The Company will disclose in the footnotes to the beneficial ownership table of the 10-K Amendment the natural person(s) who have voting or investment control over the Company’s shares held by Total Shine Group Ltd. and Arjuno Investment Ltd.  Specifically, to the best of the Company’s knowledge, Yang Congxi has voting and investment control over the Company’s shares held by Total Shine Group Ltd. and Li Xiyan has voting and investment control over the Company’s shares held by Arjuno Investment Ltd.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

Report of Independent Registered Public Accounting Firm, page F-1

Staff Comment 15.  We note that your auditors are located in New York.  It appears that all of your assets, liabilities, revenues and expenses relate to operations located in China.  Please tell us how the audit of the operations in China, including the associated assets and liabilities, were conducted.  Your response should include a discussion of the following;

•
Whether another auditor was involved in the audit of the Chinese operation.  If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Response: A team of auditors employed by the Company’s audit firm, Acquavella, Chiarelli, Shuster, Berkower & Co., LLP (“ACSB”), takes an active role in the audit of our financial statements.  ACSB’s audit team, which includes individuals who are fluent in Mandarin, are in full control of the audit process.  During their field work which is conducted at our Zhongshan City location, they utilize local per-diem help from a PCAOB member firm based in Shenzhen PRC, but such staff works under the complete supervision and direction of ACSB’s team.

Note 13 – Notes Payable and Deferred Finance Costs, page F-16

Staff Comment 16.  It is unclear how you accounted for the Supplemental Agreement to the notes issued in the Asia Forever acquisition.  Please provide us with a summary of the financial statement entries you recorded in the initial acquisition and subsequent to the acquisition, including the entries recorded in conjunction with the supplemental agreement.  In addition please tell us how you reflected these transactions in the Consolidated Statements of Cash Flows.

Response: The following tables set forth the accounting of the Notes issued in the Asia Forever acquisition.  Table A sets forth the accounting entries recorded for the Notes as of the date of acquisition, and Table B sets forth the accounting entries recorded in conjunction with the Supplemental Agreement.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

Table A:   Entries for the Notes as of the date of acquisition

Total Debt - Principal Amount	$39,473,684
Deferred Financing Cost *	(1,505,147)
Net Present Value of the Debt	37,968,536
Cash Acquired	(3,085,833)
Net Asset value acquired (ex cash)	$34,882,703

* Discounted at date of Acquisition

Table B: Entries Recorded in Conjunction with the Supplemental Agreement

Valuation of fixed assets on 10/01/2008	$3,451,470
Depreciated basis of fixed assets at date of transfer	$3,325,325
Value per the amount of debt offset as of date of transfer	$6,087,312
Gain on transfer of fixed assets	$2,761,987
Transfer Tax/business and land appreciation tax	$(405,660)
Gain (before income taxes)	2,356,327
Income taxes	589,081
Net effect on net income	$1,767,245

The 2008 payment of $7,540,500 (RMB 55,000,000) was disbursed from an acquisition deposit made in 2007. Cash payment of Notes was recorded as disbursement in the relevant period on the Cash Flow Statements. The dollar value of the reduction of the debt resulting from the transfer of the fixed assets in 2009 was not included in the Cash Flow Statement as it was not affected by cash. The Noncash Investing & Financing Activities scheduled below the Cash Flow, provided as part of “Supplemental Disclosure of Cash Flow”, did cite the value of assets transferred $6,087,312.

Staff Comment 17.  Tell us the accounting literature you considered and how you applied it to the Supplemental Agreement in determining the appropriate accounting treatment.  In your response please address both the literature that supports your accounting treatment and the guidance that might have resulted in a different presentation.  In your response please address the following:

•
Explain why the fair value of the building asset and land use rights increased significantly in the eight months between the acquisition and the date of the Supplemental Agreement.  Describe the methods and assumptions used to determine fair value at the date of the acquisition and in connection with accounting for the Supplemental Agreement.

•	Discuss the consideration given to whether the transaction is the sale and leaseback of assets. Explain why immediate recognition of a gain is appropriate, instead of deferral.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

•
Discuss the business and economic reasons for the modification of the original agreement.  Discuss whether a portion of the modification is in substance attributed to an adjustment of the original purchase price, which could result in an adjustment to goodwill.

Response:

Property Appreciation and Valuation

At the time of the acquisition of Asia Forever, the value of the building asset and land use rights (the "Real Property") was determined as part of the overall purchase accounting process.  The land use right entitled the Company to use the land for approximately 50 years.  The valuation of the Real Property was been done by the Company, pursuant to generally accepted valuation standards with the assumption that the property continued to be used for industrial purposes.

China has experienced substantial economic growth in recent years, which has resulted in significant increases in the value of real property. Real property appreciation has been particularly significant in Zhongshan City, which is a strong economic center with economic growth rates in excess of China’s average. According to Zhongshan City 2009 Statistical Yearbook, in 2009, GDP increased 10.2% over the comparable 2008 period.  Sales of residential property in Zhongshan City increased 83.5% over the amount in the comparable 2008 period. In addition, in 2009 the local government has undertaken many infrastructure and urban renewal projects in and around Zhongshan City, which has also resulted in significant increases in the value of real property . The Real Property sold to the Company included land parcels that were available for further development   Several parcels near the Real Property have been rezoned to commercial and residential use, which is expected to bring more population and shopping malls to the neighborhood, thereby increasing property values. There have also been indications that the Real Property would be rezoned to allow for commercial development, which would significantly increase its value.

As a result of these factors, in discussions with the Company, the previous owners of the Real Property (the former Asia Forever shareholders) made an attractive offer to acquire the Real Property in consideration for a reduction in the amounts then currently due to them by the Company under the Notes issued in to them in connection with the acquisition of Asia Forever.  The Company was able to negotiate an even higher price due to the buyers’ clear desire to obtain the Real Property.  Management now speculates that the buyers may have been aware of the potential rezoning and that this strongly influenced their willingness to pay this price. The Company and the former Asia Forever shareholders subsequently entered into the Supplemental Agreement which established the amount the former Asia Forever shareholders would pay for the Real Property in the form of a cancellation of a portion of the debt owed by the Company to the former Asia Forever shareholders.

Accounting for Sale of the Real Property

In accounting for the sale of the Real Property, the Company relied on ASC 840-40, especially 840-40-25-3, which states that a profit on the sale can be recognized if “(a) The seller-lessee relinquishes the right to substantially all of the remaining use of the property sold retaining only a minor portion of such use.”  The term “minor” is defined in 840-40-20 as “When the present value of a reasonable amount of the rental for that portion of the leaseback that is subleased is not more than 10 percent of the fair value of the asset sold.”

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

The Company elected to lease the Real Property for a term of only three years.  As discussed below, the Company did not want a longer lease term because it anticipated that it would require larger manufacturing facilities in the near future.  Under the terms of the lease, the Company pays gross annual rent as follows (in RMB):

July 1, 2009 – June 30, 2010                                                                RMB 2,444,736
July 1, 2010 – June 30, 2011                                                                RMB 2,793,984
July 1, 2011 – June 30, 2012                                                                RMB 2,793,984

Gross monthly rent includes taxes, insurance, maintenance, repairs and other "executory costs."  As per 840-10-25-1(d), in calculating net present value for purposes of 840-40-20, these costs are excluded from the gross lease payments (resulting in a “net lease cost”) , resulting in a comparable capital rent/capital value comparison.  At December 31, 2009, the Company expected these executory costs would result in a net present value below the 10 percent threshold.  The Company has confirmed with the Real Property owners that the major costs of the property alone, such as taxes and maintenance, amounted to approximately RMB 95,000 per month.  In addition, the owners felt that other smaller costs would increase this amount by 10% to 25%.

Based on the monthly net lease costs and without using a factor for the smaller costs, the present value of these payments as of June 30, 2009 was RMB 3,894,088.  This was computed at a discount rate of 10%, which the Company felt was representative of the minimum interest rate it would be charged on an unsecured three year debt from an unrelated party at that time.  The Company’s outstanding bank loans were fully collateralized with rates of up to nearly 8%, and while it doubted that it could obtain an uncollateralized subordinated loan for a three year period during that time of fiscal stress, it elected to use the ten percent figure as would result in a more conservative amount.

The resulting net present value of the net lease payments was 9.4% of the valuation of the Real Property at the time of its transfer per the Supplemental Agreement and the corresponding reduction of the Notes payable to the shareholders of Asia Forever, to whom the Real Property was transferred.  Thus the conditions under ASC 840-4-25-3 (a) were satisfied and the Company retained only a “minor” portion of the use of that Real Property, thereby entitling the Company to recognize the entire resulting gain on the sale of the Real Property.  This gain was separately itemized on the face of the Statement of Operations.

Business /Economic Reasons for Supplemental Agreement

The Real Property was originally acquired as part of the Asia Forever acquisition in 2008.  The purchase price of Asia Forever, net of cash obtained at acquisition and deferred financing costs, was approximately $35 million.  In subsequent discussions, the former Asia Forever shareholders expressed a strong interest in acquiring the building and land lease rights, which we now believe was based on their expectation that the Real Property would be rezoned for commercial and/or residential use representing significant potential future value. This enabled the Company to negotiate what it felt was an attractive price for the Real Property.  The Company also was experiencing significant growth and expected that within the foreseeable future it would need to relocate to a larger manufacturing facility.  In fact, the Company was soon fully utilizing this facility 24 hours a day, seven days a week.  The Supplemental Agreement enables the Company to pursue alternative sites, designed for its current and projected manufacturing requirements. Additionally, the Company desired to preserve its cash flow as much as possible in order to fund its ongoing growth, and an opportunity to reduce its cash disbursements was appealing.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

The Supplemental Agreement did not represent any adjustment to the original purchase price of Asia Forever, which  has significantly increased the Company's revenue, product lines, and net profitability.

Note 17 – Income Taxes, page F-18

Staff Comment 18.  You disclose in your income tax accounting policy at page F-9 “[t]here were no deferred tax assets and liabilities as of December 31, 2009 or December 31, 2008 as there were no differences between the financial statement and the tax base of the Company’s assets or liabilities.”  However, you disclose at page F-19 that you have recorded a full valuation allowance against your otherwise recognizable U.S. deferred tax assets.  Please address this apparent inconsistency in your disclosures.

Response:  As of December 31, 2009 there were no differences between the financial statement and the tax bases of the Company’s assets or liabilities as the Company had decided that it was not able to record a benefit and thus did not record a resulting net deferred tax asset resulting from its US losses due to the uncertainty of its being able to utilize these losses against future U.S. taxable income.  However to eliminate any possible confusion, future filings will eliminate the footnote wording that “…there were no differences between the financial statement and the tax base of the Company’s assets or liabilities.”

Staff Comment 19.  We note that the reconciliation of the income tax provision to income taxes at statutory rates at page F-19 includes the effects of losses from subsidiaries not being utilized and amortization of deferred financing cost not being utilized.  Please describe these items for us and explain how you evaluated whether these result in deferred taxes.

Response: The Company incurs expenses in the United States in connection with its status as a U.S. publicly traded company.  These expenses are not deductible under PRC tax law, and the Company has decided not to record any U.S. tax benefit with respect to these expenses, due to the uncertainty of its ability to offset these expenses against future U.S. taxable income.  Thus, these expenses are a component of the reconciliation between the 25% PRC statutory tax rate and the Company’s effective tax rate.  In our disclosure in Note 17 to our Consolidated Financial Statements in the 2009 10-K, we described these  expenses as an "Effect of losses from the subsidiaries not being utilized."  This line item should have been described as “Inability to record tax benefit on U.S. losses”.  We will correct the description of this line item in our future filings.

In accordance with U.S. GAAP, the Company was required to recognize the implicit interest expense associated with the promissory notes issued in connection with the Company’s purchase of Asia Forever. Thus, the Company decreased the amount of the promissory notes by the deferred financing expense, and amortized the deferred financing expense over the weighted average term of the promissory notes. Notwithstanding the foregoing, deferred financing expenses are not a deductible expense for PRC tax purposes. As a result, this is a reconciling item between the PRC statutory tax rate of 25% and the Company’s effective income tax rate.

Mr. Larry Spirgel
Securities and Exchange Commission
October  6, 2010

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Crone Law Group, Company Counsel, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu Chief Executive Officer

Enclosures
cc:	Ryan Nail
The Crone Law Group